[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 19, 2015

Asen Parachkevov Attorney Adviser Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Energy & Income Fund
Registration Statement on Form N-2
(File Nos. 333-204223)

Dear Mr. Newman:

Thank you for your comment letter, dated June 15, 2015, regarding the registration statement on Form N-2 filed by Guggenheim Energy & Income Fund (the “Fund”) on May 15, 2015 (the “Registration Statement”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

General

Comment 1
We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 1
The Fund is advised that additional comments may be provided on omitted disclosure items, information supplied supplementally or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

Comment 2	Please advise the Staff if you expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response 2	The Fund does not intend to submit an exemptive application or no-action request in connection with the Registration Statement.

Comment 3	Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Response 3	The Distributor has made an initial filing with FINRA Corporate Finance for review of the underwriting terms and arrangements. The Fund anticipates that the Distributor will complete this filing and receive confirmation of “no objections” from FINRA prior to the pricing of the contemplated offering.

Comment 4
In various places in the Registration Statement, it is disclosed that the Fund may purchase and sell a variety of derivatives instruments. In these sections and in the sections discussing the Fund’s investment strategy, please specifically describe the Fund’s use of derivatives in a manner customized to proposed Fund operations. Please describe the risks applicable to the derivative instruments expected to be used. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

Response 4
In drafting the Fund’s Registration Statement, the Fund has been mindful of the Staff’s views on derivatives disclosure, including set forth in the letter from Barry D. Miller, Associated Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. The Fund has reviewed disclosure regarding derivatives throughout the Registration Statement, and the Fund respectfully submits that the disclosure set forth in Pre-Effective Amendment No. 1 to the Registration Statement is consistent with the observations set forth in such letter.

Comment 5
Please confirm that the Fund will set aside liquid assets to cover the notional value of credit default swaps where the Fund is the protection seller. The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 5
When the Fund is the protection seller in a credit default swap, the Fund will segregate or earmark liquid assets to cover the notional value of the swap. The Fund will maintain an appropriate amount of asset coverage in connection with its total return swap transactions in accordance with applicable interpretations of the staff of the SEC. The Fund notes that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act (Investment Company Act Release No. 29776 (Aug. 31, 2011)) and acknowledges that the Commission may, in the future, issue additional guidance regarding swaps, and such guidance may impact the applicable asset coverage requirements.

Comment 6	Please confirm that the Fund does not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

Response 6	The Fund confirms that it does not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement

Cover Page

Response 7	Please include the following disclosure in a separate bullet:

	a.	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds or borrowings.

Response 7
The Fund expects that distributions paid on the Common Shares will consist primarily of investment company taxable income and net capital gain. Therefore, the Fund respectfully submits that adding the requested disclosure to the cover page would be inconsistent with the Fund’s current expectations and would provide prospective investors with an inaccurate impression of the likely source of the Fund’s distributions. In addition, we note that in response to Comment 12 we have added additional disclosure discussing the impact if the Fund were to pay distributions a portion of which constituted return of capital.

Prospectus Summary

Comment 8
In the “Investment Strategy” subsection, it is disclosed that the definition of “energy companies” includes companies that have at least 50% of their assets, income sales or profits committed to, or derived from the provision of services to entities otherwise engaged in the energy business. In your response letter, please provide examples of such companies and explain why such companies may be included in the definition to the extent their business activities are not directly related to the energy sector.

Response 8
The Fund believes that with respect to companies that have at least 50% of their assets, income sales or profits committed to, or derived from the provision of services to entities engaged in the energy business, such companies’ primary business activities are directly related to the energy sector. The primary example of such companies are oilfield services companies, which provide infrastructure, equipment, intellectual property and services, such as maintenance, inspection, repair and emission detection, needed by companies engaged in the exploration for, extraction of, and transportation of crude oil and natural gas. Companies that specialize in providing water or sand products to companies involved in hydraulic fracturing or in reclaiming and recycling waste water produced through such activities also may fall within this prong of the definition of energy companies. The performance of these companies is directly impacted by the extent of drilling activities. Therefore, the Fund believes that an investment in such companies has economic characteristics consistent with investment in energy companies generally. The Fund also respectfully submits that the inclusion of such companies in the definition of energy companies is consistent with the application of the definition of energy companies by other funds. See for example, First Trust New Opportunities MLP & Energy Fund (“The Fund considers investments in the “energy sector” to include companies that derive more than 50% of their revenues or operating income from…. supplying energy-related products and services.”); FS Energy & Power Fund (“We consider Energy companies to be those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power, including those companies that provide equipment or services to companies engaged in any of the foregoing.”); and Tortoise Energy Independent Fund, Inc. (“We consider a company to be a North American energy company if… at least 50% of its assets, cash flow or revenue is associated with the exploration, development, drilling, completion or production of crude oil, condensate, natural gas and NGLs, or providing associated transportation, processing, storage, servicing and equipment.”).

Comment 9
It is disclosed that the Fund may invest up to 25% of its Managed Assets in debt or equity investments of MLPs. To what extent is the Fund going to invest in MLP general partnership interests? We may have additional comments.

Response 9	The Fund has no present intention to invest in MLP general partnership interests.

Comment 10
In the “Market Opportunity” subsection, the disclosure highlights “the dramatic downshift in commodity prices” and the attendant uncertainty and volatility in overall credit markets. Please specify which time period(s) are being described.

Response 10	The Fund has added the requested disclosure.

Comment 11
In the “Management of the Fund” subsection, it is disclosed that the Investment Advisor receives a management fee that is equal to a yet unspecified percentage of the Funds “Managed Assets,” which term is defined to include, among other specifically identified categories of indebtedness, also “any other form of financial leverage, minus liabilities, other than liabilities related to any financial leverage.” It is further disclosed that “Managed Assets includes assets attributable to financial leverage of any form.” Per the requirements of Section 15(a)(1) of the Investment Company Act of 1940, the terms of the Advisory Agreement should precisely describe all compensation paid thereunder. Please revise the definition of “Managed Assets” so that it clearly describes all indebtedness to be included in the calculation. Specifically, please explain to the Staff how built-in leverage that is obtained through the use of derivatives will be treated for the purposes of calculating the management fee. We may have additional comments.

Response 11
Consistent with the other closed-end funds in the Guggenheim fund complex, the Fund’s investment advisory agreement defines “Managed Assets” to mean “the total assets of the Trust, including the assets attributable to the proceeds from financial leverage, including the issuance of senior securities represented by indebtedness (including through borrowing from financial institutions or issuance of debt securities, including notes or commercial paper), the issuance of preferred shares, the effective leverage of certain portfolio transactions such as reverse repurchase agreements, dollar rolls and inverse floating rate securities, or any other form of financial leverage, minus liabilities, other than liabilities related to any financial leverage.” The Fund does not pay the management fee on economic leverage embedded in derivative instruments, but only pays the management fee on structural financial leverage which increases the investable assets of the Fund. Therefore, in calculating the total assets of the Fund for the purpose of determining the Fund’s Managed Assets, derivative instruments will be counted at fair value in accordance with the Fund’s valuation policies and procedures adopted by the Fund’s Board of Trustees. To the extent the notional value of a derivative contract exceeds its fair value, the notional value will not be included for purposes of calculating the Fund’s Managed Assets.

Comment 12	In the “Distributions” subsection, please disclose that Fund distributions may include return of capital and explain briefly the tax consequences for investors.

Response 12	The Fund has added the requested disclosure.

Comment 13
In the “Special Risks Consideration” subsection, under the heading addressing MLP risks, please disclose the risk of delay or receiving necessary tax documents from MLP investments that could prevent MLP investors, such as the Fund, from preparing tax returns on a timely basis. Please disclose in the appropriate section in the Registration Statement that the Fund will typically not receive its “K-1” tax statement from an MLP that is taxed as a partnership until after the date (January 31st) on which the Fund is required to mail its own “1099s” to investors. The K-1 may indicate that the Fund has mischaracterized the tax character of certain distributions previously reported to investors. If so, the Fund will send shareholders a corrected 1099 in May or June, and this may require shareholders to file amended personal tax returns.

Response 13
While equity investments in MLPs are a permitted investment for the Fund, the Fund notes that, as disclosed in the Prospectus, the Fund intends to focus its energy company investments in debt securities.  The Fund has no present intention to invest in equity securities of MLPs.   As an investor in debt securities of MLPs, the Fund will not receive K-1s.   Additionally, the Fund has established September 30 as its fiscal year end.  Pursuant to the relevant tax rules, the Fund must include the K-1 information for the relevant partnership’s tax year (generally December 31) that falls within the Fund’s tax year (September 30).   As a result, if the Fund were to invest in equity securities of MLPs and receive K-1s, the Fund expects that such K-1 information generally would be received in a timely manner to be included in the Fund’s taxable income calculations.   These taxable income calculations for the Fund’s tax year would then be utilized in the Fund’s 1099 reporting for that year.  In light of the Fund’s intent to invest in debt securities of MLPs and the timing of the Fund’s fiscal year end, the Fund respectfully submits that the risk described above is not a principal risk factor associated with investment in the Fund.

Comment 14
It is disclosed that Fund distributions may include a portion that is a “tax-free” return of capital. Please remove the reference to “tax-free” return and add disclosure in this section explaining that a return of capital is a return to the Fund’s stockholders of a portion of their original investment in the Fund.

Response 14	The Fund has made the requested revisions and added the requested disclosure.

* * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman